Exhibit 99.1

CMGE Announces Shareholders Vote to Approve Going Private Transaction

HONG KONG, July 27, 2015 — China Mobile Games and Entertainment Group Limited (“CMGE” or the “Company”) (Nasdaq: CMGE), the largest publisher and a leading developer of mobile games in China, announced today that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of, among others, the proposal to authorize and approve the previously announced agreement and plan of merger (the “merger agreement”) dated June 9, 2015 and among Pegasus Investment Holdings Limited (“Parent”), Pegasus Merger Sub Limited (“Merger Sub”) and the Company, pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the surviving company as a wholly-owned subsidiary of Parent after the merger (the “merger”), and to authorize and approve any and all transactions contemplated by the merger agreement, including the merger.

Immediately after the completion of the merger, Parent will be beneficially owned by the affiliates of Orient Hongtai Zhihe (Beijing) Investment Management Co., Ltd. (a controlled affiliate of Orient Securities Company Limited), ChangJiang Growth Capital Investment Co., Ltd. (a subsidiary of Changjiang Securities Company Limited) and Beijing HT Capital Investment Management Co., Ltd. ..

Approximately 65% of the Company’s total outstanding voting ordinary shares voted in person or by proxy at today’s extraordinary general meeting. Of the voting power represented by these ordinary shares voted in person or by proxy at the extraordinary general meeting, approximately 99% were voted in favor of the proposal to authorize and approve the merger agreement and any and all transactions contemplated by the merger agreement, including the merger. A two-thirds majority of the voting power represented by the ordinary shares of the Company present and voting in person or by proxy at the extraordinary general meeting was required for approving the merger.

The parties currently expect to complete the merger as soon as practicable, subject to the satisfaction or waiver of the conditions set forth in the merger agreement. Upon completion of the merger, the Company will become a privately held company and its American depositary shares will no longer be listed on the Nasdaq Global Market (“NASDAQ”).

About CMGE

CMGE is the largest publisher and a leading developer of mobile games in China with integrated capabilities across the mobile game value chain. Its fully integrated capabilities include the development, licensing, publishing, distribution and operation of mobile games, primarily in China. Its social games are mainly developed for Android and iOS-based smartphones. CMGE’s extensive distribution network includes its proprietary Game Center application, handset pre-installations, application stores and web platforms and mobile network operators. The offices are in Guangzhou, Shenzhen, Beijing, Chengdu, Shanghai, Hong Kong, Tokyo, Taipei and Seoul. The Company’s stock is traded on NASDAQ under the symbol CMGE. For more corporate and product information, please visit CMGE’s website at http://www.cmge.com.

Cautionary Statement concerning Forward Looking Statements

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Such statements include, among others, those concerning expected benefits and costs of the proposed merger; management plans relating to the merger; the expected timing of the completion of the merger; the parties’ ability to complete the merger considering the various closing conditions, including any conditions related to regulatory approvals, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. All of such assumptions are inherently subject to uncertainties and contingencies beyond CMGE’s control and based upon premises with respect to future business decisions, which are subject to change. CMGE does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACT: For investor and media inquiries, please contact:

China Mobile Games and Entertainment Group Limited

Tel: +852 2700 6168

E-mail: ir@cmge.com